UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2004.

                        Commission File Number: 0-30920


                           BARADERO RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           BARADERO RESOURCES LIMITED
                                           -------------------------------------

Date:   OCOTBER 15, 2004                   /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO

B A R A D E R O                                                 TSX Venture: BRH
R E S O U R C E S   L I M I T E D                                   OTCBB: BRHAF
--------------------------------------------------------------------------------
        #1305 - 1090 West Georgia Street, Vancouver, BC, Canada,V6E 3V7,
                      Tel: 604-685-9316, Fax: 604-683-1585



October 8, 2004



PRESIDENT'S MESSAGE

Fiscal 2004 marked a year of corporate rationalization and restructuring. With the unsuccessful results in 2003 with respect to our regional California exploration programs, the Company was left with a minor interest in one producing well in Texas, known as the West Ranch Field Prospect. While this interest provided a small amount of operating cash flow, it did not support our operations in the United States. A decision was made to sell the West Ranch Field to a private arm's-length party. Effective May 31, 2004, the Company determined that it could not continue funding its U.S. subsidiary company, California Exploration Inc. and abandoned its investment.

Throughout fiscal 2004, the Company reviewed a number of opportunities which was presented to management. However, any successful negotiation was predicated upon our ability to attract new equity financing. The ability to complete future financings and attract opportunities required a critical assessment of the Company's capital structure. It became apparent that a capital restructuring was necessary. Accordingly, on June 3, 2004, after receipt of all necessary shareholder and regulatory approvals, the Company completed a consolidation of its share capital on a one new for four old basis. As required, the Company also changed its name to Baradero Resources Limited.

With the recently completed share consolidation, the Company is now well positioned to move forward and is currently reviewing a number of opportunities in the resource sector.

On behalf of the Board,


/s/ NICK DEMARE

Nick DeMare,
President, CEO, acting CFO and Director

                           BARADERO RESOURCES LIMITED
                     (formerly California Exploration Ltd.)

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of BARADERO RESOURCES LIMITED (hereinafter called the "Corporation") will be held at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia on Thursday, the 18th day of November, 2004, at 10:00 a.m.(local time), for the following purposes:

1.       To receive the report of the Directors;

2. To receive the audited consolidated financial statements of the Corporation for the fiscal year ended May 31, 2004 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors thereon;

3. To appoint Auditors and to authorize the Directors to fix their remuneration;

4.       To elect three Directors for the ensuing year;

5. To consider, and if thought fit, to pass an ordinary resolution to ratify, confirm and approve the Corporation's stock option plan;

6. To consider and, if thought fit, pass a special resolution (the "Continuance Resolution") to approve the continuance of the corporate jurisdiction of the Corporation from the Business Corporations Act (Yukon) to the Business Corporations Act (British Columbia); and

7. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Directors' Report referred to in item 1 above, as well as the Corporation's Quarterly Report for its fourth fiscal quarter which contains the Corporation's audited consolidated financial statements for the fiscal year ended May 31, 2004, a Management Proxy Circular, a form of Proxy and an Annual Return Card Form. The accompanying Management Proxy Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

To be valid, the accompanying form of Proxy, duly completed, dated and signed, must arrive at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or delivered to the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting.

If you are a non-registered shareholder of the Corporation and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

TAKE NOTICE THAT pursuant to the Business Corporations Act (Yukon) (the "YBCA"), a shareholder of the Corporation may give a notice of dissent with respect to the Continuance Resolution by sending to the Corporation at or before the meeting, a written objection (an "Objection Notice") to the Continuance Resolution. As a result of giving an Objection Notice and, subject to compliance with the provisions of Section 193 of the YBCA, a shareholder of the Corporation will be paid the fair market value of those shares in accordance with Section 193 of the YBCA, as summarized in the Information Circular accompanying this Notice of Meeting.

Shareholders of the Corporation who wish to dissent in respect of common shares beneficially owned by them must make arrangements to have the common shares registered in their name or instruct the broker in whose name the common shares are registered to dissent on such shareholder's behalf so as to provide for a valid dissent. Failure to strictly comply with the requirements set forth in
Section  193 of the  YBCA  may  result  in the  loss of any  right  of  dissent.
Reference is made to Section 193 of the YBCA as set out in the accompanying Information Circular.

DATED at Vancouver, British Columbia, this 8th day of October, 2004.

                              BY ORDER OF THE BOARD

                                 /s/ NICK DEMARE
                             Nick DeMare, President

                           BARADERO RESOURCES LIMITED
                     (formerly California Exploration Ltd.)

                      Suite 1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7


                            MANAGEMENT PROXY CIRCULAR
    (Containing information as at October 8, 2004 unless indicated otherwise)



SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF BARADERO RESOURCES LIMITED (THE "CORPORATION") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION (AND ANY ADJOURNMENT THEREOF) TO BE HELD ON NOVEMBER 18, 2004 (THE "MEETING") AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost. All costs of solicitation by management will be borne by the Corporation.

The contents and the sending of this Management Proxy Circular have been approved by the directors of the Corporation.


APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the President and a director, respectively, of the Corporation. A Shareholder wishing to appoint some other person (who need not be a shareholder) to represent him at the meeting has the right to do so, either by stroking out the names of those persons named in the accompanying form of proxy and inserting the desired person's name in the blank space provided in the form of proxy or by completing another form of proxy. A PROXY WILL NOT BE VALID UNLESS THE COMPLETED FORM OF PROXY IS RECEIVED BY COMPUTERSHARE TRUST COMPANY OF CANADA, OF 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1 NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREOF.

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the head office of the Corporation, Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.


ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in such Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54 -101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Management Proxy Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' Meetings unless the Beneficial Shareholders have waived the right to receive Meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered Shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Shareholder's name in the blank provided.

The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING -- THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED. All references to Shareholders in this Management Proxy Circular and the accompanying form of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.


VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy will be voted in favour of the matters to be brought before the meeting as set out in this management proxy circular or withheld from voting if so indicated on the form of proxy.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Management Proxy Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.


VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:                unlimited common shares without par value
Issued and Outstanding:            1,911,521 (1) common shares without par value

(1) As at October 8, 2004.

Only Shareholders of record at the close of business on October 8, 2004 (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present as a Shareholder or as a representative of one or more corporate Shareholders, or who is holding a proxy on behalf of a Shareholder who is not present at the Meeting, will have one vote, and on a poll every Shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate Shareholders, will have one vote for each common share registered in his/its name on the list of Shareholders, which is available for inspection during normal business hours at COMPUTERSHARE TRUST COMPANY OF CANADA and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation.


APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the re-appointment of D & H Group as auditors of the Corporation and to authorize the Directors to fix their remuneration. D & H Group were first appointed auditors of the Corporation in 1999.


ELECTION OF DIRECTORS

The Board of Directors presently consists of three directors and it is intended to determine the number of directors at three and to elect three directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-laws or Articles of the Corporation, or with the provisions of the Business Corporations Act.

Pursuant to National Instrument 54-101, a Notice of Meeting and Record Date has been filed with all securities administrators of jurisdictions wherein the Corporation's registered shareholders have their addresses and has been given to the TSX Venture Exchange at least 25 days before the Record Date, and pursuant to the Business Corporations Act

(Yukon) a Notice of Meeting and Record Date was published in the "Yukon News" and the "Province" newspapers on September 29, 2004.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation, and the number of shares of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.


                                  PRINCIPAL OCCUPATION AND IF NOT AT PRESENT
NAME, POSITION AND PROVINCE       AN ELECTED DIRECTOR, OCCUPATION DURING              DIRECTOR         NO. OF SHARES
& COUNTRY OF RESIDENCE(1)         THE PAST FIVE YEARS(1)                               SINCE        BENEFICIALLY HELD(2)


NICK DEMARE(3)                    Chartered Accountant.                              Oct. 07/02           189,131(4)
Director, President,
CEO and acting CFO
(British Columbia, Canada)

ANDREW CARTER(3)                  Independent Corporate Consultant.                  Sept.24/03               Nil
Director
(British Columbia, Canada)

HARVEY LIM(3)                     Chartered Accountant.                              Sept.24/03               Nil
Director and Secretary
(British Columbia, Canada)


NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(3)  Denotes member of Audit Committee.
(4) Includes 61,631 shares held by DNG Capital Corp. and 15,000 shares held by Chase Management Ltd., companies wholly- owned by Mr. DeMare.


STATEMENT OF EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

"Named Executive Officers" means the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Corporation, regardless of the amount of compensation of those individuals, and each of the Corporation's three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $40,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $40,000 whether or not they are an executive officer at the end of the fiscal year.

The Corporation currently has two Named Executive Officers, Nick DeMare, our President, Chief Executive Officer ("CEO") and acting Chief Financial Officer ("CFO"), and Desmond O'Kell, a former director and President of the Corporation.

The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officers during the financial years ended May 31, 2002, 2003 and 2004:


                                  -----------------------------   ----------------------------------------
                                       ANNUAL COMPENSATION                  LONG TERM COMPENSATION
                                  -----------------------------   ----------------------------------------
                                                                              AWARDS               PAYOUTS
                                  -----------------------------   ----------------------------------------
                                                        OTHER                        RESTRICTED
                                                       ANNUAL     SECURITIES UNDER   SHARES OR                  ALL OTHER
NAME AND                                               COMPEN-        OPTIONS/       RESTRICTED      LTIP        COMPEN-
PRINCIPAL POSITION        YEAR    SALARY    BONUS      SATION       SARS GRANTED    SHARE UNITS    PAYOUTS       SATION
                                    ($)      ($)         ($)             (#)            (#)          ($)           ($)
-------------------       ----    -----------------------------   ----------------------------------------      ---------

Nick DeMare(1)            2004      Nil      Nil      38,800(2)       Nil / Nil         N/A          N/A           Nil
President, CEO,           2003      N/A      N/A         N/A          N/A / N/A         N/A          N/A           N/A
acting CFO and            2002      N/A      N/A         N/A          N/A / N/A         N/A          N/A           N/A
Director


Desmond O'Kell(1)         2004      N/A      N/A         N/A          N/A / N/A         N/A          N/A           N/A
former Director and       2003      Nil      Nil         Nil        250,000 / Nil       N/A          N/A           Nil
President                 2002      N/A      N/A         N/A          N/A / N/A         N/A          N/A           N/A


NOTES:
(1) On October 7, 2002, Desmond O'Kell was appointed as the President of the Corporation. On September 24, 2003, Mr. O'Kell resigned as a director and the President of the Corporation and Mr. DeMare was appointed the President, CEO and acting CFO of the Corporation.

(2) $38,800 paid to Chase Management Ltd. ("Chase") a private corporation owned by Nick DeMare. Chase personnel (excluding Mr. DeMare) provides accounting, secretarial and administrative services to the Corporation.

LONG-TERM INCENTIVE PLANS -- AWARD IN MOST RECENTLY COMPLETED FINANCIAL YEAR

The Corporation has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Name Executive Officers during the Corporation's most recently completed financial year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

OPTIONS AND SHARE APPRECIATION RIGHTS

There were no stock options exercised by the Named Executive Officers during the financial year ended May 31, 2004, nor were there any unexercised stock options outstanding at May 31, 2004.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The  Corporation  does  not  have  any  compensatory  plan(s),   contract(s)  or
arrangement(s) with respect to the resignation, retirement or any other termination of the Named Executive Officer's employment, a change of control of our company or a change in the Named Executive Officer's responsibilities following a change in control, which entitle a Named Executive Officer to receive from the Corporation an amount, including all period payments or installments, exceeding $100,000.

COMPENSATION OF DIRECTORS

Cash Compensation

During the financial year ended May 31, 2004, the Corporation did not pay any amounts to its directors who are not the Named Executive Officers.

Non-cash Compensation

No stock options were granted by the Corporation to its directors who are not the named Executive Officers during the financial year ended May 31, 2004. There were no stock options unexercised by the directors who are not the Named Executive Officers during the financial year ended May 31, 2004, nor were there any unexercised stock options outstanding at May 31, 2004.


SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Corporation's financial year ended May 31, 2004, all information required with respect to compensation plans under which equity securities of the Corporation are authorized for issuance:


                                                                                        NUMBER OF SECURITIES REMAINING
                           NUMBER OF SECURITIES TO BE                                   AVAILABLE FOR FUTURE ISSUANCE
                            ISSUED UPON EXERCISE OF      WEIGHTED-AVERAGE EXERCISE     UNDER EQUITY COMPENSATION PLANS
                              OUTSTANDING OPTIONS,     PRICE OF OUTSTANDING OPTIONS,         (EXCLUDING SECURITIES
                              WARRANTS AND RIGHTS          WARRANTS AND RIGHTS              REFLECTED IN COLUMN (a))
Plan Category                          (a)                         (b)                              (c)
----------------------------------------------------------------------------------------------------------------------

Equity compensation                    Nil                                                      316,006(1)
plans approved by
securityholders

Equity compensation                    N/A                          N/A                            N/A
plans not approved by
securityholders
----------------------------------------------------------------------------------------------------------------------
Total                                  Nil                                                      316,006(1)
======================================================================================================================

NOTE:
(1) The Corporation currently has in place a stock option plan (the "Plan") whereby 316,006 common shares of the Corporation have been reserved for issuance pursuant to the Plan. The Corporation proposes to adopt a "rolling" stock option plan (the "Rolling Plan") whereby the maximum number of common shares that may be reserved for issuance pursuant to the Rolling Plan will not exceed 10% of the issued shares of the Corporation at the time of the stock option grant. See "Particulars of Other Matters to be Acted Upon -- Stock Option Plan" for further particulars of the Rolling Plan.


INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

During the fiscal year ended May 31, 2001, the Corporation provided a loan of US$35,000 to Ted Carlsen, a former President and director of the Corporation, to acquire 350,000 common shares of the Corporation (the "Loan Shares"). The Corporation had received a promissory note for the loan. The promissory note is non-interest bearing and is repayable either in part or in full as required by the Corporation upon the disposition of part or all of the Loan Shares held by Mr. Carlsen. During the fiscal year ended May 31, 2002, the Corporation received a partial payment of US$5,000 and, as at May 31, 2004, 300,000 Loan Shares remained pledged as security for the remaining principal balance of $30,000 of the promissory note.

Otherwise, during the Corporation's last completed financial year ended May 31, 2003, no current or former director, executive officer or senior officer of the Corporation, proposed management nominee for election as a director or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Corporation or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein or in the Financial Statements, no informed person of the Corporation, any proposed director of the Corporation, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation. An "informed person" means a director or executive office of a reporting issuer; a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; any person or company who beneficially owns, directly or indirectly, voting shares of a reporting issuer or who exercises control or direction over shares of the reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer; and a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.


MANAGEMENT CONTRACTS

The Corporation has a management contract with Chase Management Ltd. ("Chase"), a company owned by Mr. DeMare, whereby the Corporation is paying Chase $3,000 per month, for accounting, administrative, professional and management services provided to the Corporation. In addition, the Corporation may engage Chase to perform extra services in which case Chase will charge the Corporation for its employees at competitive rates. The Corporation is also paying Mr. DeMare $2,000 per month in his capacity as President, CEO and acting CFO of the Corporation.


AUDIT COMMITTEE

THE AUDIT COMMITTEE'S CHARTER

Mandate

The primary function of the audit committee (the "Committee") is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation's systems of internal controls regarding finance and accounting and the Corporation's auditing, accounting and financial reporting processes. The Committee's primary duties and responsibilities are to:

-    Serve as an independent  and objective  party to monitor the  Corporation's
     financial   reporting   and   internal   control   system  and  review  the
     Corporation's financial statements.

-    Review and appraise the performance of the Corporation's external auditors.

- Provide an open avenue of communication among the Corporation's auditors, financial and senior management and the Board of Directors.

COMPOSITION

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment as a member of the Committee. At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)      Review and update the Charter annually.

(b) Review the Corporation's financial statements, MD&A and any annual and interim earnings, press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Corporation.

(b)      Recommend  to  the  Board  of  Directors  the  selection   and,   where
         applicable, the replacement of the external auditors nominated annually for shareholder approval.

(c)      Review with management and the external auditors the audit plan for the
         year-end   financial   statements   and  intended   template  for  such
         statements.

(d)      Review and  pre-approve  all audit and  audit-related  services and the
         fees  and  other  compensation   related  thereto,  and  any  non-audit
         services, provided by the Corporation's external auditors.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Corporation's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Corporation's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e)      Review any significant  disagreement  among management and the external
         auditors  in  connection   with  the   preparation   of  the  financial
         statements.

(f) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(h)      Review certification process.

(i)      Establish a procedure  for the  confidential,  anonymous  submission by
         employees  of  the  Corporation  of  concerns  regarding   questionable
         accounting or auditing matters.

Other

Review any related-party transactions.

                       COMPOSITION OF THE AUDIT COMMITTEE

The following are the members of the Committee (1):

                              INDEPENDENT (1)               FINANCIALLY LITERATE

Nick DeMare                        N                                 Y
Harvey Lim                         N                                 Y
Andrew Carter                      Y                                 Y


NOTE:
(1)  As defined by Multilateral Instrument 52-110 ("MI 52-110").

The Corporation is relying on the exemption provided under Section 6.1 of MI52-110.

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Corporation's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52- 110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The aggregate fees billed by the Corporation's external auditors in each of the last two fiscal years for audit fees are as follows:


FINANCIAL YEAR          AUDIT        AUDIT RELATED      TAX           ALL OTHER
    ENDING              FEES             FEES           FEES             FEES

May 31, 2004           $5,550            $4,439          -                 -
May 31, 2003           $9,650            $3,075          -                 -


NOTE:
(1)  Estimated audit fee for the financial year ended May 31, 2004.


PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

A.       ADOPTION OF A STOCK OPTION PLAN

The Corporation currently has a stock option plan in place which allows the Corporation to grant a maximum of 316,006 stock options, being 20% of the Corporation's issued and outstanding shares at the time the plan was implemented by the Corporation and approved by the TSX Venture Exchange (the "Exchange") in September 2001. There are currently no stock options outstanding under this option plan.

After further consideration, management has determined that a "rolling" stock option plan would be a more suitable plan for the Corporation. Accordingly, the Corporation is proposing to adopt a new rolling stock option plan (the "Plan") to replace the old stock option plan, subject to regulatory and shareholder approvals. The Plan will provide for options up to 10% of the issued and outstanding share capital of the Corporation at the time the options are granted.

The purpose of the Plan is to provide the Corporation with a share related mechanism to enable the Corporation to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers for their contribution toward the long term goals of the Corporation and to enable and encourage such individuals to acquire shares of the Corporation as long term investments.

The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board may issue a majority of the options to insiders of the Corporation. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Corporation result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Corporation's issued and outstanding share capital.

The following information is intended to be a brief description of the Plan and is qualified in its entirety by the full text of the Plan which is available for review by any shareholder up until the day preceding the Meeting at the Corporation's head office at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, and will be available at the Meeting:

1. The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of Shares which is 10% of the issued and outstanding shares of the Corporation. The Corporation currently has no options outstanding. The exercise price of the stock options, as determined by the Board in its sole discretion, shall not be less than the closing price of the Corporation's shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed and quoted for trading.

2. The Board will not grant options to any one person which will, when exercised, exceed 5% of the issued and outstanding shares of the Corporation.

3. Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding ten years, as long as the Corporation is classified as a Tier 1 company, or five years, as long as the Corporation is classified as a Tier 2 company, from the date on which the Board grant and announce the granting of the option.

4. If the option holder ceases to be a director of the Corporation or ceases to be employed by the Corporation (other than by reason of death), as the case may be, then the option granted must expire within 90 days following the date that the option holder ceases to be a director or ceases to be employed by the Corporation, subject to the terms and conditions set out in the Plan.

The Plan may be administered by the Corporation's secretary or such other senior officer or employee as may be designated by the Board from time to time. Upon the approval of the Plan by the Corporation's shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Corporation regularly employed on a full-time or part-time basis, directors of the Corporation and persons who perform services for the Corporation on an ongoing basis or who have provided, or are expected to provide, services of value to the Corporation. The completion of the adoption of the Plan is subject to Exchange approval.

The Exchange policies require that the Plan be approved by the affirmative vote of a majority of the votes cast at the Meeting. Accordingly, the Corporation requests that the shareholders pass the following resolution:

         "WHEREAS the shareholders of the Corporation will be requested to approve the adoption of a new stock option plan;

         AND WHEREAS the directors and officers wish to secure such general and specific approvals for the adoption of the stock option plan as may be required by the Exchange;

         RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

         1.       the Plan, in the form presented to this Meeting, be approved;

         2. the Corporation be authorized to grant stock options pursuant and subject to the terms and conditions of the Plan entitling the option holders to purchase up to a maximum of 10% of the issued and outstanding share capital of the Corporation at the time the options are granted;

         3. the Board of Directors or any committee created by the Board of Directors pursuant to the Plan be authorized to make such amendments to the Plan from time to time, as may be required by the applicable regulatory authorities, or may, in its discretion, be considered appropriate by the Board or committee, in its sole discretion, provided always that such amendments be subject to the approval of all applicable regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Plan, the approval of the shareholders;

         4. the approval of the Plan by the Board of Directors be ratified and any one director of the Corporation is hereby authorized to execute any other documents as the director deems necessary to give effect to the transactions contemplated in the Plan;

         5. the directors be authorized to amend incentive stock options held by insiders of the Corporation during the ensuing year;

         6. the Corporation be authorized to abandon or terminate all or any part of the adoption of a new stock option plan if the Board of the Corporation deems it appropriate and in the best interests of the Corporation to do so; and

         7. any one or more of the directors and officers of the Corporation be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Corporation or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commissions forms, as may be required to give effect to the true intent of this resolution."

An ordinary resolution requires the approval of a simple majority (>50%) of the votes cast by the shareholders of the Corporation being entitled to vote in person or by proxy at the Meeting.

B.       CONTINUANCE UNDER THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

The Corporation's corporate matters are currently governed by the Yukon Business Corporations Act ("YBCA"). With the implementation of the new British Columbia Business Corporations Act ("BCBCA"), the Corporation wishes to consolidate its various corporate and legal dealings in British Columbia as the Corporation's legal counsel, the majority of its directors and the Corporation's listing on the Exchange are all based in British Columbia.

Under the YBCA, the Corporation may, if authorized by a special resolution of its shareholders, apply to the Registrar of Companies in British Columbia to continue its corporate jurisdiction under the BCBCA (the "Continuance").

Upon the Continuance becoming effective, the current Articles of Incorporation ("Yukon Articles") of the Corporation will be replaced with the Notice of Articles (the "Notice of Articles") filed pursuant to the BCBCA, and the existing By-Laws (the "By-Laws") of the Corporation will be replaced with new Articles (the "Articles"). The provisions of the Notice of Articles and the Articles are substantially the same, as the existing Yukon Articles and By-Law, but incorporate a number of non-substantive changes, including the use of use slightly different terminology adopted under the BCBCA. The completion of the adoption of new Articles is subject to Exchange approval and the approval of the Registrar of Companies.

A copy of the proposed Notice of Articles and new Articles will be available for inspection at the Meeting and at the Corporation's head office at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, during normal business hours up to and including the day of the Meeting.

COMPARISON OF DIFFERENCES BETWEEN YBCA AND BCBCA

The Corporation is of the view that the BCBCA provides to shareholders of the Corporation substantively the same rights as are available to shareholders under the YBCA, including rights of dissent and appraisal and rights to bring derivative and oppression actions. The following is a comparison of some of the principal provisions of the YBCA and the BCBCA that the Corporation believes would be relevant to shareholders. This summary is not intended to be exhaustive and shareholders should consult their legal advisors with respect to the detailed provisions of the BCBCA and their rights under it. Reference should be made to the full text of both statutes for particulars of the differences.

Note: Within this summary, the term "articles" when referring to the BCBCA is the equivalent to the "by-laws" under the YBCA. The term "notice of articles" when referring to the BCBCA is the equivalent of the "articles" under the YBCA.

SALE OF CORPORATION'S UNDERTAKING. Under the BCBCA, a sale of all or substantially all the property of a corporation other than in the ordinary course of business of the corporation requires approval by a majority of not less than two- thirds of the votes cast by shareholders who voted in respect of the proposed sale. The provisions of the YBCA are substantially the same.

ALTERATION TO NOTICE OF ARTICLES OF THE CORPORATION. Under the BCBCA, any substantive change to the notice of articles of a corporation, such as a change in the name of the corporation and certain changes to the share capital of a corporation, require approval by a majority of not less than two-thirds of the votes cast by shareholders who voted at a meeting in respect of the change. The provisions of the YBCA are substantially the same.

ARTICLE AMENDMENTS. The BCBCA provides that unless the articles or a unanimous shareholder agreement otherwise provide, the directors may, by resolution, make, amend, or repeal any articles that regulate the business or affairs of a corporation. However, the directors must submit an article, or an amendment or a repeal of an article, to the shareholders of the corporation, and the shareholders may, with approval of a simple majority, confirm, reject or amend the article, amendment or repeal. The provisions of the YBCA are substantially the same in connection with amendments to the by-laws.

AUTHORIZATION OF UNLIMITED NUMBER OF SHARES. The BCBCA permits a corporation to have an unlimited number of shares without par value. The provisions of the YBCA are substantially the same.

RIGHTS OF DISSENT AND APPRAISAL. The BCBCA provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the corporation proposes to (a) amend the articles to add, change or remove provisions restricting or constraining the issue, transfer or ownership of shares of that class, (b) amend its articles to add, change or remove any restriction on the business that the corporation may carry on, (c) enter into a amalgamation agreements, (d) in respect of a resolution approving an arrangement, the terms of which arrangement permits dissent, (e) continue out of the jurisdiction, or (f) sell, lease or other disposition of all or substantially all its undertaking. The dissenting shareholder is required to strictly comply with the provisions of the BCBCA in order to exercise this remedy. The YBCA provides similar rights to shareholders. See "Dissent Rights" below.

OPPRESSION REMEDIES. Under the BCBCA, a shareholder of a corporation has the right to apply to a court for an order where the business or affairs are being or have been conducted, or the exercise of the directors' of the corporation's or any of its affiliates powers, in a manner oppressive or unfairly prejudicial to or would unfairly disregard the interests of any security holder of the corporation. On such an application, the court may make any interim or final order it considers appropriate, including regulating the conduct of the corporation's affairs. Under the YBCA, the oppression remedy is substantially the same as that contained in the BCBCA.

SHAREHOLDER DERIVATIVE ACTIONS. Pursuant to the BCBCA, a complainant, which includes a shareholder, may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which the corporation is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation. On such an application, the court may make any order it thinks fit, including an order authorizing the complainant or any other person to control the conduct of the action. Pursuant to the YBCA, derivative actions are dealt with in substantially the same manner as the BCBCA.

FINANCIAL ASSISTANCE. The BCBCA does not restrict a corporation from giving financial assistance to shareholders or directors of the corporation or an affiliated corporation. The provisions of the YBCA are substantially the same except that in certain cases a solvency test is met.

RECORD DATE FOR VOTING. The BCBCA provides for the setting of a fixed record date for voting purposes. Transfers of shares after the record date are not recognized for voting entitlement purposes. The YBCA also provides for the setting of a fixed record date for voting purposes but a transferee of shares requesting to have its name included in the relevant shareholder list at least ten days (or such shorter time as is provided in the by-laws) prior to the meeting is entitled to vote, provided that the transferee can establish that the transferee owns the shares.

REQUISITION OF MEETINGS. The BCBCA provides that holders of not less than five per cent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The provisions of the YBCA are substantially the same.

SHAREHOLDER COMMUNICATION. The BCBCA contains exemptions from the restrictions on proxy solicitation that permit a shareholder to make a public announcement concerning the shareholder's voting intentions (whether by way of a speech in a public forum or the issuance of a press release, opinion, statement or advertisement). In addition, the BCBCA enables shareholders to communicate with each other, (i) for the purpose of obtaining support for shareholder proposals,
(ii) if such communications relate to the business and affairs of the corporation, (iii) to organize a dissident's proxy solicitation, (iv) if 15 or fewer shareholders are solicited, (v) as clients, by a person engaged in the business of providing proxy voting advice, and (vi) other communications as may be prescribed from time to time. The YBCA does not contain such broad exemptions to the proxy solicitation rules and accordingly shareholder communication is more limited.

FORM OF PROXY AND INFORMATION CIRCULAR. The BCBCA requires that management of a distributing corporation (public company), concurrently with giving notice of a meeting of shareholders, send a form of proxy in prescribed form to each shareholder who is entitled to receive notice of the meeting. Where management of a corporation solicits proxies, an information circular in prescribed form must also accompany the notice of the meeting. The YBCA contains similar provisions.

PLACE OF MEETINGS. The BCBCA provides that meetings of shareholders of a corporation must be held at the place within the Province of British Columbia provided in the articles. A meeting of shareholders of a corporation may however be held at a place outside of Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place. Under the YBCA, meetings of shareholders of a corporation must be held at a location in the Yukon Territory or, if the articles so provide at one or more places specified in the articles, or in the absence of such determination, at the place where the registered office of the corporation is located.

QUORUM OF SHAREHOLDERS. The BCBCA states that the quorum of shareholders of the corporation at a meeting of shareholders is established in the articles of the corporation. If no quorum is established by the articles, the quorum is two shareholders entitled to vote at the meeting whether present in person or by proxy. Under the YBCA, unless the articles of a corporation otherwise provide, a quorum of shareholders is present at a meeting of shareholders (irrespective of the number of persons actually present at the meeting) if holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy.

SHAREHOLDER   PROPOSALS.   The  BCBCA  contains  eligibility   requirements  for
shareholders that wish to submit proposals for inclusion in a corporation's proxy materials. The YBCA imposes similar requirements.

DUTIES OF DIRECTORS. The BCBCA provides that subject to any unanimous shareholder agreement, the directors manage, or supervise the management of, the business and affairs of the Corporation. The YBCA contains substantially the same provisions.

REMOVAL OF DIRECTORS. The BCBCA permits the removal of directors by holders of a majority of the shares being voted. Unless otherwise provided in the articles of a corporation, a quorum of directors may fill a vacancy among the directors, except for a vacancy resulting from an increase in the number or the minimum or maximum number of directors or the failure to elect the number or minimum number of directors provided for in the articles. The YBCA contains substantially the same provisions.

Dissent Rights

The shareholders of the Corporation are entitled to the dissent rights set out in Section 193 of the YBCA and to be paid the fair value of their common shares if such shareholder dissents to the continuance of the Corporation under the BCBCA (the "Continuance"). Neither a vote against the Continuance resolution, nor an abstention or the execution or exercise of a proxy vote against such resolution will constitute notice of dissent, but a shareholder need not vote against such resolution in order to object. A shareholder must dissent with respect to all common shares either held personally by him or on behalf of any one beneficial owner and which are registered in one name. A brief summary of the provisions of Section 193 of the YBCA is set out below.

Persons who are beneficial owners of common shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY A REGISTERED SHAREHOLDER IS ENTITLED TO DISSENT. A shareholder who beneficially owns common shares but is not the registered holder thereof, should contact the registered holder for assistance.

In order to dissent, a shareholder must send to the Corporation in the manner set forth below, a written notice of objection (the "Objection Notice") to the Continuance resolution. On the action approved by the Continuance resolution becoming effective, the making of an agreement between the Corporation and the dissenting shareholder as to the payment to be made for the dissenting shareholder's shares or the pronouncement of an order by the Court, whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in an amount agreed to by the Corporation and the shareholder or in the amount of the judgment, as the case may be, which fair value shall be determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissented was adopted. Until any one of such events occurs, the shareholder may withdraw his dissent or the Corporation may rescind the resolution and in either event, the proceedings shall be discontinued.

If the Continuance is approved, the dissenting shareholder who sent an Objection Notice, or the Corporation, may apply to the Court to fix the fair value of the common shares held by the dissenting shareholder and the Court shall make an order fixing the fair value of such common shares, giving judgment in that amount against the Corporation in favour of the dissenting Shareholders and fixing the time by which the Corporation must pay that amount to the dissenting shareholder. If such an application is made by a dissenting shareholder, the Corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer (the "Offer to Purchase") to pay to the dissenting shareholder, an amount considered by the directors of the Corporation to be the fair value of the subject common shares, together with a statement showing how the fair value of the subject common shares was determined. Every Offer to Purchase shall be on the same terms. At any time before the Court pronounces an order fixing the fair value of the dissenting shareholder's common shares, a dissenting shareholder may make an agreement with the Corporation for the purchase of his common shares, in the amount of the Offer to Purchase, or otherwise. The Offer to Purchase shall be sent to each dissenting shareholder within 10 days of the Corporation being served with a copy of the originating notice. Any order of the Court may also contain directions in relation to the payment to the shareholder of all or part of the sum offered by the Corporation for the common shares, the deposit of the share certificates representing the common shares, and other matters.

If the Corporation is not permitted to make a payment to a dissenting shareholder due to there being reasonable grounds for believing that the Corporation is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities, then the Corporation shall, within ten days after the pronouncement of an order, or the making of an agreement between the shareholder and the Corporation as to the payment to be made for his common shares, notify each dissenting shareholder that it is unable lawfully to pay such dissenting shareholders for their shares.

Notwithstanding that a judgment has been given in favour of a dissenting shareholder by the Court, if the Corporation is not permitted to make a payment to a dissenting shareholder for the reasons stated in the previous paragraph, the dissenting shareholder by written notice delivered to the Corporation within 30 days after receiving the notice, as set forth in the previous paragraph, may withdraw his notice of objection in which case the Corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains his status as a claimant against the Corporation to be paid as soon as it is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Corporation but in priority to its shareholders.

In order to be effective, a written Objection Notice must be received by the Corporation's Registered and Records Office, Austring, Fendrick, Fairman & Parkkari, The Drury Building, 3081 Third Avenue, Whitehorse, Yukon Territory, Y1A 4Z7 or by the Chairman of the Meeting, prior to the commencement or recommencement thereof.

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of his common shares. Section 193 of the Yukon Act requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenters' rights. Accordingly, each Shareholder who might desire to exercise the dissenters' rights should carefully consider and comply with the provisions of the section and consult such shareholders' legal advisor.

SHAREHOLDER APPROVAL OF THE CONTINUANCE UNDER THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

The shareholders of the Corporation will be requested at the Meeting to approve the Continuance by passing the following special resolution, which requires an affirmative vote of not less than two-thirds of the votes cast by shareholders at the Meeting:

         "WHEREAS the Corporation wishes to approve the continuance under the British Columbia Business Corporations Act (the "Continuance");

         WHEREAS the Corporation would like to adopt new Articles;

         AND WHEREAS the directors and officers wish to secure such general and specific approvals for the Continuance including the adoption of new Articles, as may be required by the Exchange or by operation of the Business Corporations Act (British Columbia);

         "RESOLVED, AS A SPECIAL RESOLUTION, THAT:

         1. the Corporation make application to the Yukon Registrar of Corporations for approval to file a Form 16 Continuation Application Business Corporations Act (British Columbia) containing the Notice of Articles, substantially in the form attached hereto as Schedule "A" hereto [see form made available at Meeting] approved by the Directors of the
                  Corporation, with the Registrar of Companies of British Columbia continuing the Corporation as if it had been incorporated under the laws of British Columbia and make application to the Yukon Registrar of Corporations for a Certificate of Discontinuance;

         2. subject to the issue of such Certificate of Discontinuance and without affecting the validity and existence of the Corporation by or under its articles and of any act done thereunder, the Corporation's existing by-laws be cancelled, and the Articles, in the form attached hereto as Schedule "B" [see form made available at Meeting], be adopted as the
                  Articles of the Corporation in substitution for, and to the exclusion of the existing By-Laws of the Corporation in order to conform to the Business Corporations Act (British Columbia);

         3. Axium Law Group be appointed as the Corporation's agent to electronically file the Form 16 Continuation Application containing the Notice of Articles with the Registrar of Companies of British Columbia;

         4. the Corporation be authorized to abandon or terminate all or any part of the Continuance if the Board of the Corporation deems it appropriate and in the best interests of the Corporation to do so; and

         5. any one or of the directors or officers of the Corporation be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Corporation or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commission forms, as may be required to give effect to the true intent of this resolution."


OTHER MATTERS

Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.


ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may contact the Corporation at #1305 - 1090 West Georgia Street, Vancouver, BC, V6E 3V7 or by telephone at 604-685-9316 to request copies of the Corporation's financial statements and MD&A for its most recently completed financial year.


CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 8th day of October, 2004.




/s/ NICK DEMARE                              /s/ HARVEY LIM
-----------------------------------          -----------------------------------
President & Chief Executive Officer          Corporate Secretary

                                      PROXY


    ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF BARADERO RESOURCES LIMITED
           (FORMERLY CALIFORNIA EXPLORATION LTD.) (THE "CORPORATION")


TO BE HELD AT:        SUITE 1305, 1090 WEST GEORGIA STREET
                      VANCOUVER, BRITISH COLUMBIA

DATE:                 THURSDAY, NOVEMBER 18, 2004

TIME:                 10:00 AM

THE UNDERSIGNED MEMBER ("REGISTERED SHAREHOLDER") OF THE CORPORATION HEREBY APPOINTS, Nick DeMare, or failing this person, Harvey Lim, both being directors of the Corporation, or in the place of the foregoing, ___________________________, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Shareholder as specified herein.


           THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED
              SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

RESOLUTIONS (For full detail of each item, please see the enclosed Notice of Meeting and Management Proxy Circular.)

                                                               For      Withhold

1.   To elect as  Director, Nick DeMare,                       ___        ____
     To elect as Director, Harvey Lim,                         ___        ____
     To elect as Director, Andrew Carter;                      ___        ____

2.   To appoint D & H Group as Auditors of the Corporation;    ___        ____


                                                               For       Against

3.   To determine the number of Directors at three;            ___        ____

4.   To authorize the Directors to fix the
     auditor's remuneration;                                   ___        ____

5.   To consider, and if thought fit, to pass
     an ordinary resolution to ratify, confirm and
     approve the Corporation's stock option plan;              ___        ____

6.   To consider and, if thought fit, pass a special
     resolution to approve the continuance of the corporate
     jurisdiction of the Corporation from the Business
     Corporations Act (Yukon) to the Business Corporations
     Act (British Columbia); and                               ___        ____

7.   To transact such other business as may properly come
     before the Meeting.                                       ___        ____


THE UNDERSIGNED REGISTERED SHAREHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT SAID MEETING.

SIGN HERE:            __________________________________________________________

PLEASE PRINT NAME:    __________________________________________________________

DATE:                 __________________________________________________________

NUMBER OF SHARES REPRE SENTED BY PROXY: ________________________________________

                      INSTRUCTIONS FOR COMPLETION OF PROXY

1.   THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION.

2. This form of proxy ("Instrument of Proxy") MUST BE SIGNED by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and IF EXECUTED BY AN ATTORNEY, OFFICER, OR OTHER DULY APPOINTED REPRESENTATIVE, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. IF THIS INSTRUMENT OF PROXY IS NOT DATED in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. A REGISTERED SHAREHOLDER WHO WISHES TO ATTEND THE MEETING AND VOTE ON THE RESOLUTIONS IN PERSON, may simply register with the scrutineers before the Meeting begins.

5. A REGISTERED SHAREHOLDER WHO IS NOT ABLE TO ATTEND THE MEETING IN PERSON BUT WISHES TO VOTE ON THE RESOLUTIONS, may do the following:

     (a) APPOINT ONE OF THE MANAGEMENT PROXYHOLDERS named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternative proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

     OR

     (b) APPOINT ANOTHER PROXYHOLDER, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. THE SECURITIES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE REGISTERED SHAREHOLDER ON ANY POLL of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations or any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, THE REGISTERED SHAREHOLDER MAY STILL ATTEND THE MEETING AND MAY VOTE IN PERSON. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

--------------------------------------------------------------------------------
To be represented at the meeting, this proxy form must be received at the office of COMPUTERSHARE TRUST COMPANY OF CANADA by mail or by fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The Mailing address of COMPUTERSHARE TRUST COMPANY is ATTENTION: PROXY DEPARTMENT, 9TH FLOOR, 100
UNIVERSITY   AVENUE,   TORONTO,   ONTARIO,   M5J  2Y1  and  its  fax  number  is
1-866-249-7775.
--------------------------------------------------------------------------------